EXHIBIT 99.2

RECENT DEVELOPMENTS

The term “TotalEnergies” or the “Company” in this exhibit is used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

TotalEnergies announces the third interim dividend of €0.74/share for fiscal year 2023, an increase of more than 7%, compared to 2022

On October 26, 2023, TotalEnergies announced that the Board of Directors meeting on October 25, 2023 under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, decided the distribution of the third 2023 interim dividend of 0.74 €/share, an increase of 7.25% compared to the three interim dividends paid for fiscal year 2022 and identical to the first and second 2023 interim. This increase is in line with the shareholder return policy confirmed by the Board of Directors in February 2023.

This interim dividend will be paid in cash exclusively, according to the following timetable:

	Shareholders	ADS holders

Ex-dividend date	March 20, 2024	March 18, 2024

Payment date	April 3, 2024	April 15, 2024

Germany: TotalEnergies Pursues Its Integrated Power Strategy by Acquiring Renewable Energy Aggregator Quadra Energy

On October 26, 2023, TotalEnergies signed agreements with the Aloys Wobben Foundation (AWS) to acquire the entire share capital of the German company Quadra Energy. Founded in 2012 and boasting a “virtual power plant” totaling 9 GW, Quadra Energy is one of the top 3 aggregators of renewable electricity production in Germany – one of the largest power market in Europe with one of the highest renewable growth.

Specializing in the aggregation of renewable electricity, Quadra Energy purchased production from around 5,000 wind and solar power plants in 2022, and then resold 14 TWh on wholesale markets and to German resellers and customers. Quadra Energy has also developed since 2021 a portfolio of medium-term contracts for the purchase of 2 TWh of renewable power and their sale through corporate PPAs.

This acquisition, which is subject to approval by the relevant authorities, is expected to enable TotalEnergies to further strengthen its integrated power business in Germany. TotalEnergies should leverage the extensive expertise of Quadra Energy’s 40 staff members, as well as its innovative weather-forecasting platform. These assets should enable the Company to strengthen its trading capacity on the intraday markets and to broaden its marketing activities to offer its German customers competitive corporate PPAs and clean firm power. Finally, Quadra Energy’s in-depth knowledge of local renewable developers should make it easier for TotalEnergies to develop its own renewable production capacity in the country, following its successful bid for a 3 GW offshore wind concession in July.

France: TotalEnergies Commissions its LNG Floating Terminal in the Port of Le Havre

On October 26, 2023, TotalEnergies announced the commissioning of the Cape Ann, its floating storage and regasification unit (FSRU) for liquefied natural gas (LNG) located in the port of Le Havre. The terminal injected its first megawatt-hours (MWh) of gas into the grid operated by GRTgaz, using LNG from Norway.

TotalEnergies has contracted 50% of the terminal's annual capacity of around 5 billion cubic meters, to supply it with LNG from its global portfolio. The remaining capacity will be marketed according to rules approved by the regulator.

Cape Ann in Key Figures

•	Maximum regasification capacity: 5 billion cubic meters per year, or around 10% of French consumption
•	Storage capacity: 142,500 cubic meters
•	Vessel dimensions: 283 meters x 43.40 meters
•	Draught: 12.50 meters
•	Deadweight: 112,457 tons
•	Lightship: 31,676 tons
•	Date of first launch: June 2010
•	Owner: Höegh LNG
•	Flag: French

United States: TotalEnergies Awarded a 25-year Contract to Supply 1.4 (gigawatts) GW of Renewable Electricity to New York

On October 25, 2023, TotalEnergies and its partners, Corio Generation (Corio) and Rise Light & Power (Rise) announce that New York State selected their Attentive Energy One project for a 25-year contract to supply 1.4 GW of renewable electricity.

Attentive Energy One, a joint venture between TotalEnergies (40%), Rise (35%) and Corio (25%), received the provisional award in the State’s 2023 competitive OREC (Offshore Renewable Energy Credits) solicitation, organized by New York State Energy and Research Development Authority (NYSERDA). The Consortium aims to commission this project in 2029.

NYSERDA putted a particular emphasis on the local content of the proposal: the Attentive Energy One project will enable the construction of a new General Electric facility to manufacture offshore wind blades and nacelles and unlock $300 million in investments in various community-focused projects across New York State. It will in addition turn the Ravenswood gas-fueled power plant owned by Rise, into a clean energy hub at the heart of New York City.

The profitability of this project is ensured by the guaranteed level of OREC revenue, the benefit of a 40% IRA tax credit, the secured access to New York electricity grid brought by Rise and the local supply of turbines by General Electric at a competitive set price. Moreover, the contract awarded by NYSERDA will include an inflation adjustment mechanism to compensate for changes in construction costs until the final investment decision.

TotalEnergies secured, in February 2022, 100% of maritime lease OCS-A 0538 at the New York Bight auction. It then partnered with New York-based electricity producer Rise and global offshore wind developer Corio to join forces in the development of the Attentive Energy offshore wind projects.

The lease’s 3 GW capacity will serve two projects: Attentive Energy One, which is dedicated to deliver New York State, and Attentive Energy Two, which is dedicated to supply New Jersey. Together, these two projects aim to provide green electricity to more than a million homes across both states.

United States: TotalEnergies Starts Up in Texas a 380 megawatts (MW) Utility-Scale Solar Power Plant with Battery Storage

On October 24, 2023, TotalEnergies started commercial operations of Myrtle Solar, its utility-scale operated solar farm in the United States.

Located south of Houston, Texas, Myrtle has a capacity of 380 megawatts peak (MWp) of solar production and 225 MWh of co-located batteries. With 705,000 ground-mounted photovoltaic panels installed over an area equivalent to 1,800 American football fields, Myrtle is expected to produce enough green electricity to cover the equivalent consumption of 70,000 homes.

70% of Myrtle’s capacity aims to supply green electricity to the Company’s industrial plants in the US Gulf Coast region. It is part of the Company’s “Go Green” Project, which should enable the Company to cover, by 2025, the power needs and curtail the Scope 1+2 emissions of its industrial sites in Port Arthur and La Porte in Texas, and Carville in Louisiana.

The remaining 30% of Myrtle’s capacity is expected to supply green electricity to Kilroy Realty, a publicly traded real estate company, under a 15-year corporate power purchase agreement (CPPA) indexed on merchant prices.

In addition to the photovoltaic installations, the solar power plant also features battery energy storage equipment to meet the need for grid stabilization. With a total capacity of 225 MWh, this storage is made of 114 high-tech Energy Storage Systems (ESS) containers designed and assembled by TotalEnergies' affiliate Saft, which develops cutting-edge industrial batteries.

The Myrtle project, which benefits from the IRA (Inflation Reduction Act) Tax Credit mechanisms, is expected to positively contribute to TotalEnergies’ Integrated Power’s profitability target of 12%.

United States: TotalEnergies joins forces with Corio and Rise to develop 3+ gigawatts (GW) wind project offshore New York & New Jersey

On October 23, 2023, TotalEnergies announced that it had partnered with Corio Generation (Corio), an offshore wind developer, and Rise Light & Power (Rise), a New York-based electricity producer, for the joint development of the Attentive Energy offshore wind project off the coast of New York and New Jersey.

Corio and Rise took respective stakes of 27.7% and 16.3% in the Attentive Energy project. Rise is expected to contribute its assets and interconnection capabilities in New York City to the project. In exchange, TotalEnergies, which retains the remaining 56%, received a total cash consideration of US$420 million. TotalEnergies had secured, in February 2022, 100% of maritime lease OCS-A 0538 at the New York Bight auction.

The Attentive Energy project aims to develop more than 3 gigawatts (GW) of offshore wind located 54 miles from New York State and 42 miles from New Jersey shores. Once built, the project is expected to provide green electricity for more than a million homes across the two states.

The alliance of three leaders for an integrated and innovative offshore wind project

Through this partnership, TotalEnergies reinforces its ability, as operator, to deliver a robust offshore wind project with attractive returns, which should help supply green electricity to New York City. Under the terms of the agreement, Rise will manage the project’s interconnection at its Ravenswood Generating Station and begin the retirement of its gas generators. This iconic site, a pillar of New York City's energy system, will be transformed into a green energy hub where Attentive Energy is expected to base its operations and maintenance activities.

Corio will bring its extensive experience as a global offshore wind developer. With over 30 GW under development in Europe, Asia-Pacific and the Americas, Corio owns one of the world’s largest offshore wind project portfolios.

Scotland: TotalEnergies Commissions One of Its Biggest Offshore Wind Farms

On October 17, 2023, TotalEnergies and its partner SSE Renewables are pleased to announce that their Seagreen offshore wind farm is now fully operational and running at its design capacity of 1,075 MW.

Seagreen is a joint venture between TotalEnergies (51%) and SSE Renewables (49%). It is located in the North Sea, some 27 km off the coast of Angus. It is one of TotalEnergies’ biggest operational offshore wind farms worldwide and the world’s deepest fixed bottom wind farm, with its foundation reaching nearly 60 meters below sea level.

The project, which began construction in June 2020, has been completed in around 3 years for a global investment of around $4 billion, globally in line with the expected capex. The development and construction were led by SSE, with the support of TotalEnergies ,which will now operate the offshore wind farm for its expected 25-year lifetime.

The 1,075 MW offshore wind farm has the capacity to generate around 5 terawatt hours (TWh), or enough renewable electricity to power almost 1.6 million homes annually, equivalent to two-thirds of all Scottish homes. Seagreen also aims to prevent the emission of over 2 million tons of CO2 from fossil fuel electricity generation every year.

Consistent with its business model, TotalEnergies aims to commercialize through Seagreen its share of production through a mix of a long-term contracts at a guaranteed price, including a 15-year CfD (Contract for Difference) awarded by the UK Government, a 15-year private CfD with the SSE Group, and short-term sales on the wholesale market.

Electric Mobility: TotalEnergies Surpasses Milestone of 1,000 High-Power Chargers in France

On October 6, 2023, during the inauguration of TotalEnergies’ fifth 100% electric service station in France (Relais Garibaldi in Lyon), Chairman and Chief Executive Officer Patrick Pouyanné announced that the Company has installed and operates more than 1,000 high-power chargers (HPC) for electrical vehicles nationwide. This significant milestone in electric mobility made TotalEnergies one of the top players in ultra-fast charging in France’s motorways and expressways.

As part of its strategy to support the development of electric mobility, TotalEnergies has already installed HPC points at more than 180 service stations in France. Its target for 2026 is to reach 500 stations:

•	200 stations on main roads and corridors (motorways and bypasses), and

•	300 stations in cities, peri-urban and transit areas (airports, train stations, tourist zones, etc.), one third of which will be 100% electric, like the stations inaugurated in Lyon, Paris-La Défense, Metz, Courbevoie and Rouen.

High-power charging is a technology that enables compatible electric vehicles to recharge at a power of over 50 kW and up to 300 kW. Depending on the type of vehicle, this power is capable of restoring a range of 100 kilometers in 6 minutes, and can recharges around 80% of the battery in around 20 minutes.

Committed to offering electric vehicle drivers a seamless customer experience, TotalEnergies aims to ensure that its high-power charging stations include comfortable waiting areas equipped with sanitary and catering facilities, WiFi and access to several major payment options. TotalEnergies also intends on having staff be present at all stations to greet customers and provide information.

Beyond its service stations, TotalEnergies operates around 18,000 charge points in France, spread across local municipalities, corporate fleets, peri-urban locations, parking lots and private residences.

Canada: TotalEnergies closes the sale of its 50% interest in Surmont to ConocoPhillips and sells the remainder of its Upstream Canadian assets to Suncor

On October 4, 2023, TotalEnergies EP Canada Ltd. finalized the sale to ConocoPhillips of its 50% interest in the Surmont oil sands asset and associated midstream commitments. The transaction, for a base amount of C$4.03 billion (about US$3.0 billion) plus up to C$440 million (about US$330 million) in contingent payments, became effective on April 1st, 2023. Including adjustments, TotalEnergies received a cash payment at closing of C$3.7 billion (about US$2.75 billion). At current WCS (Western Canadian Select) prices and production levels as of closing, TotalEnergies would receive the entirety of the contingent payments within a year.

TotalEnergies also signed an agreement to sell to Suncor the entirety of the shares of TotalEnergies EP Canada Ltd., comprising notably its participation in the Fort Hills oil sands asset and associated midstream commitments. The consideration for this transaction is C$1.47 billion (about US$1.1 billion). Closing is expected before the end of 2023.

United States: TotalEnergies and Borealis Start Up Baystar JV Polyethylene Unit

On October 3, 2023, TotalEnergies and Borealis celebrated the start-up of their Baystar joint venture’s new 625,000 metric ton-per-year Borstar® polyethylene (PE) unit, which more than doubled the production capacity at Baystar’s site in Bayport, Texas.

The new US$ 1.4 billion unit completed the partners’ integrated petrochemicals venture, which includes the expanded Bayport PE facility, and the ethane cracker at the TotalEnergies Platform in Port Arthur, Texas.

The new PE unit, referred to as Bay 3, increased the Baystar site’s total production to over one million tons per year, which includes two legacy polyethylene production units. Bay 3 features the state-of-the-art proprietary Borstar® 3G technology licensed in North America for one of the first times. Borstar technology aims to deliver advanced value-added polymers with enhanced sustainability by enabling light-weighting and the incorporation of greater amounts of post-consumer recycled materials in a variety of end products, serving the energy, infrastructure and consumer products industries.

United States: TotalEnergies signs a new long-term solar power supply agreement with Saint-Gobain

On October 2, 2023, TotalEnergies signed a new 15-year renewable Power Purchase Agreement (PPA) with Saint-Gobain. This was the second long-term solar power supply agreement designed to help decarbonize the power consumption of the building materials company’s 125 industrial sites in North America.

By signing this PPA with Saint-Gobain, TotalEnergies once again demonstrated its commitment to offering tailor-made renewable energy solutions to businesses worldwide, as it has done with Air Liquide, Amazon, Merck, Microsoft, Orange and Sasol.

Under the 100 MW PPA, TotalEnergies aims to supply clean energy from its Danish Fields Solar farm (Texas), helping offset Saint-Gobain’s North American Scope 2 CO2 emissions from electricity by 90,000 metric tons per year. With a capacity of 720 MW, TotalEnergies’ solar farm is expected to come online in 2024 and to be the Company’s largest utility-scale operated solar farm in the United States. This contract includes an upside sharing mechanism, under which the companies share any potential upside arising from increased market price over the contract term.

France: TotalEnergies Acquires Ombrea and Creates a Center of Expertise for Agrivoltaics

On September 28, 2023, TotalEnergies finalized the acquisition of France’s agrivoltaics leader Ombrea.

Ombrea was founded in 2016. It has built ten sites and studied around fifty crop varieties developing unique expertise and innovative solutions to optimize the synergies between agricultural production and green electricity generation.

By integrating Ombrea's teams and expertise into its renewable activities, TotalEnergies intends to accelerate its development in agrivoltaics, both in France and abroad. Under the Ombrea brand, TotalEnergies expects to offer the farming community solutions for combining solar power and agricultural production, including solutions for protecting against weather events, maintaining or even improving yields, and adapting to climate change.

This acquisition should also enable TotalEnergies to accelerate the development of its portfolio of 1.5 gigawatts (GW) of agrivoltaic projects that meet the criteria set out under the French Renewable Energy Acceleration Law adopted in March 2023.

TotalEnergies welcomed over forty experts from Ombrea, as well as its founders Christian Davico and Julie Davico-Pahin, who were joined by TotalEnergies employees specialized in agrivoltaics at Ombrea's Aix-en-Provence site, where the company's agrivoltaics division is based.

Angola: TotalEnergies sells a 40% interest in Block 20 to Petronas ahead of its development

On September 28, 2023, TotalEnergies EP Angola Block 20 finalized the sale to PETRONAS ANGOLA E&P LTD (PAEPL), a company belonging to the PETRONAS group of companies, of a 40% interest in Block 20 in the Kwanza Basin in Angola. The transaction was completed for an amount of $400 million as at January 1, 2023, subject to customary price adjustments.

TotalEnergies retained the operatorship and a 40% interest in Block 20, alongside PAEPL (40%) and Sonangol Pesquisa e Produção S.A. (20%).

Block 20 contains the Cameia and Golfinho oil discoveries, located around 150 km southwest of Luanda. These discoveries are planned to be developed through a system of subsea wells connected to a FPSO (Floating Production, Storage and Offloading unit) with an oil production capacity of approximately 70,000 barrels per day, would be the seventh FPSO developed by TotalEnergies in Angola. The project is expected to include the best available technologies to minimize greenhouse gas emissions and the facilities will be designed for zero flaring, with the associated gas entirely reinjected into the reservoirs.

Germany: TotalEnergies expects to install and operate 1,100 High- Power EV Charge points

On September 27, 2023, TotalEnergies was awarded a contract for the installation and operation of 1100 high-power charge points (HPC) for electrical vehicles (up to 200 kW) as part of the German government's tender for the "Deutschlandnetz" ("Germany network"). These charging points are expected to be grouped in “EV hubs” at 134 locations in eastern, central and western Germany. These new charge points are intended to be entirely supplied with renewable electricity.

One of the biggest tenders in Europe

The tender launched by the German Federal Ministry for Digital and Transport (BMDV) aimed at establishing a nationwide, needs-based and user-friendly fast-charging network of 8,000 additional charge points, at more than 1,000 sites throughout Germany. As a result, TotalEnergies aims to install these 1,100 high-power charge points in rural and urban areas.

High-Power Charging is a technology that enables compatible electric vehicles to recharge at a power of over 50 kW and up to 300 kW. Depending on the type of vehicle, this power is capable of restoring a range of 100 kilometers in 6 minutes, and can recharges around 80% of the battery in around 20 minutes.

TotalEnergies, a leading player in electric mobility

This latest contract should contribute to the Company’s ambition of operating more than 1,000 high-power EV hubs in Europe by 2028.

After winning the contract to install and operate 500 public charging points (11 kW) for electric vehicles in Berlin in June 2023, TotalEnergies confirmed its role as a major player in electric mobility in Germany and it has already installed over 4,500 charges points in the country. TotalEnergies takes over not only the investment but also the entire process from conceptual design and structural implementation to the operation and maintenance of the charging infrastructure.

To ensure a seamless charging experience for electric vehicle drivers, TotalEnergies aims to equip all its hubs around Europe with various differentiating services such as sanitary and catering facilities, and aims to ensure access to various established payment options.

The Board of Directors of TotalEnergies reaffirms its support of the Company’s multi-energy strategy and its confidence in governance & management to continue its implementation

On September 21, 2023, during its annual strategic seminar held on September 20-21, 2023, TotalEnergies’ Board of Directors reviewed the Company's strategic outlook in the context of changing energy markets due to energy transition and evolving geopolitical environment.

The Board of Directors noted the relevance of the Company’s balanced multi-energy strategy considering the developments in the oil, gas and electricity markets. Thanks to refocusing the oil and gas portfolio on assets and projects with low breakeven and low greenhouse gas emissions, and to the diversification into electricity, notably renewable, through an integrated strategy from production to customer, the Company considers itself to be in a very favorable position to take advantage of changing energy markets and prices.

With a breakeven anchored below $25/b, TotalEnergies is a much more efficient and profitable company today than it was 10 years ago: at the same oil equivalent price, it generated an additional $15 billion of cash flow in 2022. Thus, by the end of 2022, the Company benefited from a strong balance sheet and was positioned to both implement its transition strategy and to offer an attractive shareholder return policy.

TotalEnergies is therefore pursuing its ambition to become a major player in the energy transition, committed to carbon neutrality in 2050, together with society. As a result, the carbon intensity lifecycle of energy products sold to its customers has been reduced by 12% in 2022 compared to 2015, with the ambition of reducing it by 25% by 2030, and the Company is committed to reducing Scope 1+2 emissions from its oil & gas operations by 40% by 2030 and by 80% for methane.

In reaffirming its support of the quality and the relevance of the strategy, which was presented to investors on September 27, 2023, the Board considered it appropriate to ensure the continuity of the Company’s governance and leadership.

Further, the Board of Directors considered that it is highly desirable that Patrick Pouyanné, Chairman and Chief Executive Officer, continues to drive this strategy’s deployment at the helm of the Company. In respect of the proposal of the Governance and Ethics Committee, the Board has therefore unanimously decided that the renewal of the mandate of Patrick Pouyanné would be proposed at the General Meeting in May 2024. In the context of the balanced governance implemented since 2015, it also unanimously decided to propose the renewal of the mandate of Jacques Aschenbroich, who has held the position of Lead Independent Director since May 2023.

Circular Economy: TotalEnergies to Build a New Plastic Recycling Unit at the Grandpuits Zero-Crude Platform

On September 20, 2023, TotalEnergies announced the building of a new mechanical recycling unit for plastic waste at its Grandpuits site southeast of Paris. This new investment follows those announced in June 2023 — the doubling of sustainable aviation fuel (SAF) production and construction of a biomethane production unit — in line with the Company’s ambition to develop low-carbon energy and the circular economy.

The new unit is expected to become operational in 2026 and produce 30,000 tons a year of high value-added compounds containing up to 50% recycled plastic material.

In addition to the mechanical recycling unit, a specific center is expected to be established to provides technical assistance to customers and develop new products to provide sufficient support for the commercialization of the new range of hybrid compounds.

One year after investing in a new production line that makes high-performance recycled polypropylene for the automotive sector in its plant at Carling, the Company is now expanding its recycled polymer offering with this new unit at Grandpuits. It will target the high-performance packaging market, in particular for pharmaceuticals and cosmetics.

Grandpuits is an ambitious project for low-carbon energy and the circular economy: In September 2020, in line with its aim to get to net zero by 2050, TotalEnergies launched a project to convert this industrial site. The "zero-crude" project, which the Company estimates will cost over €500 million, is based on the development of several future-oriented activities in biomass, renewables and the circular economy:

•	SAF production: the biorefinery’s output capacity of 210,000 tons a year by 2025 and 285,000 tons a year by 2027 should allow the Company to keep pace with the gradual rise in EU blending mandates, set at 6% in 2030.
•	Biomethane production: the biomethane unit, which aims to receive feedstock in the form of organic waste from the biorefinery, targets the prevention of the emission of almost 20,000 tons of CO2 per year. Its annual capacity of 80 gigawatt-hours (GWh) represents the average annual demand of 16,000 people.
•	Advanced and mechanical recycling: with two recycling units, one for advanced recycling with capacity to treat 15,000 tons of waste a year, and another a mechanical recycling unit, Grandpuits is establishing itself as a major French recycling site.
•	Green electricity generation: Grandpuits is home to one of the largest solar farms in the Île-de-France region, equipped with a battery energy storage system. Since becoming operational in July 2023, it has been generating 31 GWh of green electricity a year, enough to supply 19,000 people. This power generation required the installation of 46,000 solar panels and added to the 28 GWh facility built at Gargenville, west of Paris, which was launched in 2022.

India: TotalEnergies to invest in a new 1,050 MWac renewable portfolio JV, equally owned with Adani Green Energy Limited (AGEL)

On September 20, 2023, TotalEnergies and Adani Green Energy Limited (AGEL) entered into a binding agreement to create a new joint venture (JV), equally owned by TotalEnergies and AGEL, with a 1,050 MWac (1400 MWp) portfolio. This portfolio is expected to comprise of a mix of already operational (300 MWac), under construction (500 MWac) and under development assets (250 MWac) with a blend of both solar and wind power. AGEL aims to contribute to the JV the assets and TotalEnergies an equity investment of 300 MUS$ which ought to further support their development.

Thanks to this new transaction, TotalEnergies hopes to reinforce its strategic alliance with AGEL and support the company in becoming the Indian leader of renewable energy, with a target of 45 GW renewable power capacity by 2030.

The completion of the transaction is subject to satisfaction of customary closing conditions including the receipt of certain regulatory approvals.

TotalEnergies and European Energy to partner on renewable projects in multiple geographies

On September 20, 2023, TotalEnergies and European Energy agreed to jointly develop, build and operate in a 65/35 joint-venture at least 4 GW of onshore renewable projects in multiple geographies.

The partnership aims to leverage both parties’ strengths: TotalEnergies brings its strong experience in the construction and operation of large-scale projects coupled with its capability to market the offtake in merchant countries and its financial robustness. European Energy has a proven track record in developing greenfield projects and engaging successfully with stakeholders.

This agreement is subject to the receipt of applicable regulatory approvals from relevant authorities.

Brazil: TotalEnergies, Petrobras and Casa dos Ventos aim to explore together business opportunities in renewables

On September 15, 2023, TotalEnergies, Petrobras and Casa dos Ventos Holding signed a Memorandum of Understanding to evaluate perspectives and joint opportunities in renewable energy and low-carbon hydrogen in Brazil.

This agreement is expected to enable the three companies to jointly study opportunities of investment and offtake in onshore wind, offshore wind, solar and low-carbon hydrogen in the country, capitalizing on their combined synergies.

Each company aims to bring their distinct skills to the partnership. Casa dos Ventos Holding, the JV formed by TotalEnergies and Casa dos Ventos is the leader of wind and solar energy in Brazil with a 12 GW portfolio to be developed in the coming years. Petrobras is the largest Brazilian energy company with recognized technical expertise in the energy domain. TotalEnergies brings its global multi-energy know-how and industrial approach to the partnership.

TotalEnergies and Air Liquide join Forces on Green Hydrogen to Decarbonize the Normandy Platform

On September 14, 2023, TotalEnergies and Air Liquide signed an agreement for the long-term supply of green and low carbon hydrogen to the TotalEnergies refining and petrochemical platform in Normandy. The project will contribute to the decarbonization of the Gonfrevillle site, reducing its CO2 emissions by up to an estimated 150,000 tons a year. This cooperation between Air Liquide and TotalEnergies is aligned with the two companies’ shared commitment to contributing to the decarbonization of industrial operations in the Axe Seine corridor.

The project calls for the supply of 10,000 tons of green hydrogen per year to the TotalEnergies platform in Normandy and up to 5,000 tons per year of low carbon hydrogen starting from the second half of 2026. It comprises two integrated parts:

•	The production of green and low carbon hydrogen by the Normand’hy electrolyzer, which is expected to be built and operated by Air Liquide, with a total electrical capacity of 200 MW. TotalEnergies is expected to have access to half of this production capacity, corresponding to the amount of hydrogen supplied to its refinery.
•	TotalEnergies aims to supply around 700 gigawatt-hour (GWh)/year of renewable and low carbon power to the Air Liquide electrolyzer for half of its capacity, i.e. 100 MW, corresponding to the share of hydrogen delivered to the TotalEnergies refinery in Normandy.

Decarbonizing Refining: TotalEnergies Launches a Call for Tenders for the Supply of 500,000 tons per year of Green Hydrogen

On September 14, 2023, as part of the drive to decarbonize its European refineries, TotalEnergies is launching a call for tenders for the supply of 500,000 tons per year of green hydrogen. The use of green hydrogen should reduce emissions by around five million tons of CO2 each year from the Company's European refineries by 2030.

TotalEnergies has six refineries in Europe – Antwerp (Belgium), Leuna (Germany), Zeeland (Netherlands), Normandy, Donges and Feyzin (France) – as well as two biorefineries in La Mède and Grandpuits (France), all of which use hydrogen. The Company wants to replace 500,000 tons per year of this hydrogen consumed in its refineries with green hydrogen produced with renewable energies by 2030. This is a major step towards achieving TotalEnergies' objective of reducing the net greenhouse gas emissions directly linked to its oil and gas operations (Scopes 1+2) by 40% by 2030 compared to 2015 levels.

TotalEnergies and the decarbonization of its European refineries

TotalEnergies is committed to reducing the carbon footprint of producing, converting and supplying energy to its customers. One of the levers identified by the Company is to use green or low carbon hydrogen to decarbonize its European refineries, a move that is expected to help reduce its CO2 emissions by around five million tons a year by 2030. In addition to this call for tenders, hydrogen-related projects have already been announced at:

•	La Mède: The Masshylia project to produce green hydrogen for the biorefinery's needs is in progress in partnership with Engie.
•	Grandpuits: In November 2022, TotalEnergies and Air Liquide signed a partnership agreement to develop an innovative, circular system for producing around 20,000 tons a year of hydrogen that is partly renewable due to the recycling of residual biogas from the biorefinery.
•	Leuna: In June 2023, TotalEnergies and VNG, a German natural gas distribution company, signed an agreement for the future supply of green hydrogen to the Leuna refinery.
•	Normandy: In September 2023, TotalEnergies and Air Liquide signed an agreement for the future supply of up to 15,000 tons per year of green and low carbon hydrogen to the TotalEnergies complex in Normandy.

Suriname: TotalEnergies announces an oil project of 200,000 b/d in Block 58 and launches development studies with the objective of sanctioning the project by end 2024

On September 13, 2023, during the meeting held in Paramaribo between Patrick Pouyanné, Chairman and CEO of TotalEnergies, His Excellency Chandrikapersad Santokhi, President of the Republic of Suriname, and Annand Jagesar, CEO of Staatsolie, TotalEnergies announced the launc of development studies for a large oil project in Block 58, offshore of Suriname. TotalEnergies is the operator of Block 58, with a 50% interest, alongside APA Corporation (50%).

Appraisal of the two main oil discoveries, Sapakara South and Krabdagu, was successfully completed in August 2023 with the drilling and testing of three wells, and confirmed combined recoverable resources close to 700 million barrels for the two fields. These reserves, located in water depths between 100 and 1,000 meters, will be produced through a system of subsea wells connected to a FPSO (Floating Production, Storage and Offloading unit) located 150 km off the Suriname coast, with an oil production capacity of 200,000 barrels per day. The project will represent an investment of approximatively $9 billion.

The detailed engineering studies (FEED) are expected to start by the end of 2023 and the Final Investment Decision is expected by the end of 2024 with a first production target of 2028.

TotalEnergies has committed to the authorities of Suriname to develop this project in a responsible manner, both by ensuring benefits in terms of job creation and economic activities for Suriname and by using the best available technologies to minimize greenhouse gas emissions. In particular, the facilities are expected to be designed for zero flaring, with the associated gas entirely reinjected into the reservoirs. During the upcoming development and production phases, TotalEnergies aims to continue working closely with the national oil company Staatsolie to reinforce the actions in favor of local content. These actions have already allowed the training of more than 80 people for logistic base operations in Paramaribo during the exploration and appraisal phases.

Azerbaijan: Inauguration of the Absheron gas field

On September 1, 2023, – during the inauguration ceremony of the Absheron gas field, whose first development phase started production in early July 2023 and is currently producing 1.5 BCMA (billions of cubic meters per year), Patrick Pouyanné, Chairman and CEO of TotalEnergies, met in Baku His Excellency Mr. Ilham Aliyev, President of the Republic of Azerbaijan, as well as Mr. Mikayil Jabbarov, Minister of Economy and Chairman of SOCAR’s Supervisory Board, Mr. Parviz Shahbazov, Minister of Energy, and Mr. Rovshan Najaf, President of SOCAR (State Oil Company of the Republic of Azerbaijan).

Together they discussed TotalEnergies' projects in Azerbaijan, notably the launch of the second phase of the Absheron development, which aims to increase the field's production to 5.5 BCMA, in line with Azerbaijan's ambition to supply the European market. TotalEnergies also plans to participate in the development of the country’s renewable energy potential under the Memorandum of Understanding signed in June 2023 to assess and develop 500 MW of renewable wind and solar energies and energy storage systems for the national grid.

Norway: TotalEnergies acquires a 40% interest in a CO2 storage exploration license

On August 22, 2023, TotalEnergies signed an agreement with CapeOmega Carbon Storage AS, a wholly owned subsidiary of CapeOmega AS, to acquire the 40% participating interest held by CapeOmega in the CO2 storage exploration license ExL004 (the “Luna” project).

Located 120 km offshore of Bergen in 200 m water depth, ExL004 covers an area of 453 sq.km. It is adjacent to the license where the Northern Lights CO2 storage project (TotalEnergies, 33%) is under development, with a first phase due to start in 2024.

ExL004 is operated by Wintershall DEA Norge AS with a 60% participating interest. The transaction is subject to satisfaction of customary conditions, including final approvals from relevant government authorities.

Australia: TotalEnergies acquires a 26% interest in the Cash-Maple gas discoveries for the long-term supply of Ichthys LNG

On August 21, 2023, TotalEnergies and INPEX signed an agreement with PTTEP in order to acquire the 100% interest held by PTTEP in the AC-RL7 permit in Australia. Under the terms of the agreement, which is subject to approval by the relevant authorities, TotalEnergies will acquire a 26% interest in the permit in line with its equity in Ichthys LNG, while INPEX will acquire the remaining 74% and assume operatorship.

The permit covers an area of 418 sq.km in the Timor Sea, approximately 250 kilometers northeast of the Ichthys offshore facilities. This permit includes the Cash and Maple gas and condensate fields, discovered in 2002 and 1989 respectively, and subsequently appraised by several wells. The development of these fields is expected to contribute to the long-term supply of the Ichthys LNG natural gas liquefaction plant, in which TotalEnergies is a 26% partner while INPEX and other Asian minority shareholders hold the remaining 74%.

Azerbaijan: TotalEnergies sells a 15% interest in Absheron gas field to ADNOC

On August 4, 2023, TotalEnergies and its partner SOCAR (State Oil Company of the Republic of Azerbaijan) signed an agreement to sell a 15% participating interest each in the Absheron gas field to ADNOC (Abu Dhabi National Oil Company).

After completion of this transaction, which is subject to the approval by the relevant authorities, TotalEnergies is expected to own a 35% interest in Absheron gas field, alongside SOCAR (35%) and ADNOC (30%).

The Absheron gas and condensate field is located in the Caspian Sea and operated by JOCAP (Joint Operating Company of Absheron Petroleum).

TotalEnergies, Baker Hughes, Technip Energies, Azimut and other investors to invest in Zhero Europe's Green Energy Expansion

On August 3, 2023, TotalEnergies, Baker Hughes, Technip Energies, Azimut (through the fund Azimut ELTIF – Infrastructure & Real Assets ESG) and other investors signed a preliminary agreement to invest in Zhero Europe in order to develop large scale renewable energy projects in Europe and Africa spanning renewable power generation, power interconnections and green molecules.

Zhero Europe was founded with the vision that large integrated projects, including generation from high quality wind and solar resources and captive long-distance exports, would be the most effective way to accelerate the energy transition in high demand areas.

With this round of financing, Zhero Europe aims to advance the development of its project portfolio, leveraging the expertise of its new investors.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by the Group as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Except for its ongoing obligations to disclose material information as required by applicable securities laws, TotalEnergies does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

For additional factors, you should read the information set forth under “Item 3. -3.1 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2022.